

Mail Stop 3030

December 18, 2017

<u>Via E-mail</u>
Charles Farrahar
Chief Financial Officer
Medovex Corp.
3060 Royal Boulevard S, Suite 150
Alpharetta, Georgia 30022

> **Re: Medovex Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 20, 2017**
> **File No. 001-36763**

Dear Mr. Farrahar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 22

1.   Consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2017. Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

2.   We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2017 and concluded that there was a material weakness. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. If you performed an assessment of your internal control over financial reporting as of the end of the interim period, in light of the material weakness identified, amend your Form 10-Q to clearly disclose that your internal control over financial reporting was not effective as of that date. Otherwise, remove the references to such an evaluation in the requested amendment. Please note that this comment also applies to your Forms 10-Q for the Quarterly Periods Ended March 31, 2017 and June 30, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618 or Tara Harkins, Senior Accountant at (202) 551-3639 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery